

February 4, 2020

Jesus Quintero
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway
Suite 205
Escondido, CA 92029

   Re: Marijuana Co of America, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2018
     Form 10-K for Fiscal Year Ended December 31, 2017
     File No. 000-27039

Dear Mr. Quintero:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Tad Mailander, Esq.